FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Letter to National Stock Exchange of India Limited dated December 31, 2008 Release dated December 31, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 31, 2008	By:	/s/ Mehernosh Kapadia
			Name:	Mehernosh Kapadia
			Title:	General Manager & Joint Company Secretary

Item 1

December 31, 2008

Mr. Hari K.
Assistant Vice President
National Stock Exchange of India Limited
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sir,

Repurchase and Subsequent Extinguishment of Bonds

We wish to inform you that ICICI Bank Limited has repurchased and subsequently extinguished bonds aggregating to face value US $ 79.58 million out of the US $ 2 billion 6.625% bonds due 2012 issued on October 3, 2007 and US $5 million out of the US$ 750 million 5.75% bonds due 2012 issued on January 12, 2007 from its Bahrain Branch on a stand-alone basis.

The repurchase was carried out through open market purchases by dealers acting on behalf of ICICI Bank.

This is for your information and necessary action.

Yours faithfully,

Mehernosh Kapadia

Item 2

ICICI Bank Ltd ICICI Bank Towers Bandra-Kurla Complex Branda (E) Mumbai 400051.

News Release For Immediate Publication	December 31, 2008

ICICI Bank cuts lending and deposit rates

ICICI Bank has announced a reduction of 0.50% in its Floating Reference Rate (FRR) for home loans with effect from December 31, 2008. The revised FRR will be 13.75% p.a. as against 14.25% p.a. at present. All existing home and auto loan customers on floating interest rates will benefit from this reduction.

ICICI Bank has also announced a reduction of 0.50% in its Benchmark Advance Rate (I-BAR). The revised I-BAR will be 16.75% p.a. as against 17.25% p.a. at present.

ICICI Bank has announced a reduction in interest rates for various tenors of retail Fixed Deposits by 0.50% to 0.75%.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank:

About ICICI Bank: ICICI Bank Ltd (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country with consolidated total assets of about US$ 104 billion as of September 30, 2008. ICICI Bank's subsidiaries include India's leading private sector insurance companies, securities brokerage firm, mutual fund and private equity firm.

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For Press Queries:
Mr Charudatta Deshpande
Head, Corporate Communications
ICICI Bank Limited
BKC, Mumbai - 400051
T: +91 22 2653 8208
E-mail: charudatta.deshpande@icicibank.com